September 19, 2024

Chee Hui Law
Chief Financial Officer
CCSC Technology International Holdings Limited
1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
Fotan, Shatin
Hong Kong

       Re: CCSC Technology International Holdings Limited
           Form 20-F for Fiscal Year Ended March 31, 2024
           File No. 001-41919
Dear Chee Hui Law:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2024
Item 6. Directors, Senior Management and Employees
F. Disclosure of a registrant's action to recover erroneously awarded compensation, page 79

1. It appears that you have not provided your disclosure about your recovery analysis in an
       Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR
       Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Sebastian Gomez Abero at 202-551-3578
with any questions.
 September 19, 2024
Page 2



                     Sincerely,

                     Division of Corporation Finance
                     Office of Finance